[redacted]

14040176

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 04 2014
Washington DC
406

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35776

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ensemble Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

179 Sully's Trail, Suite 200
(No. and Street)

Pittsford	New York	14534
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Gugino (585) 419-8304
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mengel, Metzger, Barr & Co. LLP
(Name – *if individual, state last, first, middle name*)

100 Chestnut Streeet, Suite 1200	Rochester	New York	14604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Anthony Gugino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ensemble Financial Services, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Principal
Title

Notary Public

CHRISTINE WARNER
Notary Public, State of New York
No. 01WA6009727
Qualified in Monroe County
Commission Expires July 6, 20 14

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- X (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ENSEMBLE FINANCIAL SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF TFA MANAGEMENT, INC.)

PITTSFORD, NEW YORK

AUDITED FINANCIAL STATEMENTS

SUPPLEMENTARY INFORMATION

AND

INDEPENDENT AUDITOR'S REPORTS

DECEMBER 31, 2013 AND 2012

MMB

MENGEL METZGER BARR & CO. LLP

Certified Public Accountants

ENSEMBLE FINANCIAL SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF TFA MANAGEMENT, INC.)

PITTSFORD, NEW YORK

AUDITED FINANCIAL STATEMENTS

SUPPLEMENTARY INFORMATION

AND

INDEPENDENT AUDITOR'S REPORTS

DECEMBER 31, 2013 AND 2012

CONTENTS

MMB

MENGEL METZGER BARR & CO. LLP

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Ensemble Financial Services, Inc.

Report on the Financial Statements

We have audited the accompanying statements of financial condition of Ensemble Financial Services, Inc. (a wholly owned subsidiary of TFA Management, Inc.) as of December 31, 2013 and 2012 and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosure in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

100 Chestnut Street | Suite 1200 | Rochester, NY 14604 | P 585.423.1860 | F 585.423.5966 | mengelmetzgerbarr.com

Additional Offices: Elmira, NY • Hornell, NY • An Independent Member of the BDO Seidman Alliance

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ensemble Financial Services, Inc. as of December 31, 2013 and 2012 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Mengel, Metzger, Barr & Co. LLP

Rochester, New York
February 25, 2014

ENSEMBLE FINANCIAL SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF TFA MANAGEMENT, INC.)

STATEMENTS OF FINANCIAL CONDITION

	December 31, 2013	December 31, 2012
ASSETS		
CURRENT ASSETS		
Cash	$ 424,147	$ 361,886
Prepaid expenses	37,523	120,591
Due from parent	109,181	871,227
TOTAL CURRENT ASSETS	570,851	1,353,704
PROPERTY AND EQUIPMENT		
Furniture and fixtures	64,692	64,692
Office equipment	25,384	25,384
Leasehold improvements	81,795	81,795
	171,871	171,871
Less accumulated depreciation	107,929	96,912
	63,942	74,959
OTHER	218,064	120,841
	$ 852,857	$ 1,549,504
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 27,786	$ 68,211
Other	1,156	7,006
TOTAL CURRENT LIABILITIES	28,942	75,217
STOCKHOLDER'S EQUITY		
Common stock, no par value, 200 shares authorized, 100 shares issued and outstanding	5,000	5,000
Additional paid-in capital	3,800	3,800
Retained earnings	815,115	1,465,487
TOTAL STOCKHOLDER'S EQUITY	823,915	1,474,287
	$ 852,857	$ 1,549,504

The accompanying notes are an integral part of the financial statements.

ENSEMBLE FINANCIAL SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF TFA MANAGEMENT, INC.)

STATEMENTS OF OPERATIONS

	Year ended December 31, 2013	Year ended December 31, 2012
Revenue:		
Commissions	$ 475,899	$ 576,244
Other	82,989	102,060
TOTAL REVENUE	558,888	678,304
Operating expenses:		
Management fee	222,449	337,006
Insurance	124,287	68,348
Other	461,029	502,724
TOTAL OPERATING EXPENSES	807,765	908,078
LOSS BEFORE INCOME TAXES	(248,877)	(229,774)
Income tax benefit	(98,505)	(70,841)
NET LOSS	$ (150,372)	$ (158,933)

The accompanying notes are an integral part of the financial statements.

ENSEMBLE FINANCIAL SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF TFA MANAGEMENT, INC.)

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

YEARS ENDED DECEMBER 31, 2013 AND 2012

	Common stock		Additional paid-in capital	Retained earnings	Total stockholder's equity
	Shares	Amount			
Balance at January 1, 2012	100	$ 5,000	$ 3,800	$ 1,624,420	$ 1,633,220
Net loss	-	-	-	(158,933)	(158,933)
BALANCE AT December 31, 2012	100	5,000	3,800	1,465,487	1,474,287
Net loss	-	-	-	(150,372)	(150,372)
Dividends paid	-	-	-	(500,000)	(500,000)
BALANCE AT December 31, 2013	100	$ 5,000	$ 3,800	$ 815,115	$ 823,915

The accompanying notes are an integral part of the financial statements.

ENSEMBLE FINANCIAL SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF TFA MANAGEMENT, INC.)

STATEMENTS OF CASH FLOWS

	Year ended December 31, 2013	Year ended December 31, 2012
CASH FLOWS - OPERATING ACTIVITIES		
Net loss	$ (150,372)	$ (158,933)
Adjustments to reconcile net loss to net cash used for operating activities:		
Depreciation	11,017	13,176
Deferred income tax benefit	(98,505)	(70,841)
Changes in certain assets and liabilities affecting operations:		
Other receivables	-	4,608
Due from brokers	-	35,637
Prepaid expenses	83,068	(26,675)
Other assets	1,282	-
Accounts payable and accrued expenses	(40,425)	(26,662)
Other current liabilities	(5,850)	3,812
NET CASH USED FOR OPERATING ACTIVITIES	(199,785)	(225,878)
CASH FLOWS - FINANCING ACTIVITIES		
Dividends paid	(500,000)	-
Decrease in amounts due from parent	762,046	22,206
NET CASH PROVIDED FROM FINANCING ACTIVITIES	262,046	22,206
NET INCREASE (DECREASE) IN CASH	62,261	(203,672)
Cash at beginning of year	361,886	565,558
CASH AT END OF YEAR	$ 424,147	$ 361,886

The accompanying notes are an integral part of the financial statements.

NOTE A: THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company

Ensemble Financial Services, Inc. (a wholly owned subsidiary of TFA Management, Inc. "TFA") (the "Company" or "Ensemble"), located in Pittsford, New York, is a member of the Financial Industry Regulatory Authority ("FINRA") and is a registered broker/dealer. In 2012, the parent company changed their legal name from AM&M Financial Services, Inc. to TFA Management, Inc. The Company sells securities to clients across the country. TFA operates as a subsidiary of Tompkins Financial Corporation ("Tompkins") and Ensemble operates as a wholly-owned subsidiary of TFA.

In February 2011 management announced a repurposing of the Company and decided to exit the independent advisor support business. The Company currently continues to provide brokerage services for customers of TFA and Tompkins.

Basis of accounting

The Company's financial statements are prepared on the accrual basis of accounting.

Cash

Cash is maintained at a financial institution located in New York State. All of the non-interest bearing transaction account cash balances were fully insured at December 31, 2012 due to a temporary federal program in effect from December 31, 2010 through December 31, 2012. Under the program, there was no limit to the amount of insurance for eligible accounts. Beginning January 1, 2013, FDIC insurance coverage reverted to $250,000 per depositor at each financial institution. In the normal course of business, the cash account balance at any given time may exceed insured limits. However, the Company has not experienced any losses in such accounts and does not believe it is exposed to significant risk in cash.

Property and equipment

Property and equipment are stated on the basis of cost. Furniture, fixtures and office equipment are primarily amortized over a period of three to ten years and leasehold improvements are amortized over a period of ten to forty years. Depreciation is computed by using the straight-line method over the estimate useful lives of the assets for financial reporting purposes.

Major expenditures for renewals and betterments are capitalized while expenditures for replacements, maintenance and repairs which do not improve or extend the life of the respective assets are expensed currently. When assets are retired or otherwise disposed of, the cost and accumulated depreciation thereon are removed from the accounts and resulting gains or losses are included in operations.

Deposit

The Company has a cash deposit with an organization which transacts security trades on behalf of the Company. This deposit is refundable when the relationship is terminated.

NOTE A: THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Cont'd

Recognition of revenue

Commissions are recorded on a trade-date basis as securities transactions occur.

Income taxes

The Company is included in the consolidated Federal and New York State income tax returns of its ultimate parent company, Tompkins Financial Corporation. As part of an informal tax sharing agreement, the Company pays an amount of tax to TFA based on its percentage of TFA's total pretax income. The amount of current tax or benefit is either remitted to or received from TFA. The Company has recorded a deferred tax asset of approximately $169,000 and $71,000 at December 31, 2013 and 2012, respectively, relating to cumulative net operating losses incurred by Ensemble. These amounts are included in other assets on the statements of financial condition.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent events

The Company has conducted an evaluation of potential subsequent events occurring after the statement of financial condition date through February 25, 2014, which is the date the financial statements are available to be issued. No subsequent events requiring disclosure were noted.

NOTE B: RELATED PARTY TRANSACTIONS

Management fee

The Company is charged a management fee by TFA for providing administrative services, office space and equipment. This fee is based upon salaries and other administrative costs and was $222,449 and $337,006 for the years ended December 31, 2013 and 2012, respectively. Management believes that the method used to allocate the costs and expenses is reasonable; however, such allocated amounts may or may not necessarily be indicative of what actual expenses would have been incurred had the Company operated independently of TFA.

Due from parent of $109,181 and $871,227 at December 31, 2013 and 2012, respectively, represents a non-interest bearing advance which is expected to be repaid in the next twelve months. The Company maintains a noninterest bearing commercial checking account with a subsidiary bank of Tompkins. The amount held with the related bank was approximately $424,000 and $362,000 at December 31, 2013 and 2012, respectively. These amounts are included in cash on the statements of financial condition.

NOTE C: REGULATORY NET CAPITAL REQUIREMENTS

The Company is subjected to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and a specified ratio of aggregate indebtedness to net capital, both as defined, which shall not exceed 15 to 1. As of December 31, 2013, the Company had net capital of $445,205 which was $395,205 in excess of its required net capital of $50,000. The Company's aggregate indebtedness to net capital ratio was 0.07 to 1.

NOTE D: UNCERTAIN TAX POSITIONS

Accounting principles generally accepted in the United States of America prescribe minimum recognition thresholds for evaluating uncertain income tax positions, and provide guidance on derecognition, measurement, classification, interest and penalties, and disclosure.

Tompkins Financial Corporation files tax returns in the U.S. federal jurisdiction and in various state jurisdictions. With few exceptions, as of December 31, 2013, the Company is no longer subject to U.S. federal or state income tax examinations by tax authorities for years ended prior to December 31, 2010. The tax returns for the years ended December 31, 2010 through December 31, 2013 are still subject to potential audit by the IRS and state taxing authorities. Management of the Company believes it has no material uncertain tax positions and, accordingly it has not recognized any liability for unrecognized tax benefits.

ENSEMBLE FINANCIAL SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF TFA MANAGEMENT, INC.)

SUPPLEMENTARY INFORMATION

MMB
MENGEL METZGER BARR & CO. LLP
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17a-5 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

Board of Directors
Ensemble Financial Services, Inc.

We have audited the accompanying financial statements of Ensemble Financial Services, Inc. (a wholly owned subsidiary of TFA Management, Inc.) as of and for the years ended December 31, 2013 and 2012, and have issued our report thereon dated February 25, 2014, which contained an unmodified opinion on those financial statements. Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information hereinafter, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Mengel, Metzger, Barr & Co. LLP

Rochester, New York
February 25, 2014

100 Chestnut Street | Suite 1200 | Rochester, NY 14604 | P 585.423.1860 | F 585.423.5966 | mengelmetzgerbarr.com
Additional Offices: Elmira, NY • Hornell, NY • An Independent Member of the BDO Seidman Alliance

ENSEMBLE FINANCIAL SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF TFA MANAGEMENT, INC.)

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2013

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

Total stockholder's equity		$ 823,915
Less non-allowable assets:		
Prepaid expenses		37,523
Due from parent		109,181
Property and equipment, net		63,942
Other		168,064
		378,710
Less haircuts on debt securities		-
NET CAPITAL		$ 445,205
Computation of basic net capital requirement:		
6-2/3% of aggregate indebtedness	$ 1,928	
Minimum requirement	$ 50,000	
Greater of the above		$ 50,000
EXCESS NET CAPITAL		$ 395,205
Net capital less 10% of aggregate indebtedness		$ 442,311
Ratio of aggregate indebtedness to net capital		.07 to 1
Computation of aggregate indebtedness:		
Accounts payable and accrued expenses		$ 27,786
Other current liabilities		1,156
TOTAL AGGREGATE INDEBTEDNESS		$ 28,942

ENSEMBLE FINANCIAL SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF TFA MANAGENT, INC.)

RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

A reconciliation with the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5 was not prepared as there are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2013.

ENSEMBLE FINANCIAL SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF TFA MANAGEMENT, INC.)

EXEMPTION FROM RULE 15c3-3

An exemption from Rule 15c3-3, is claimed based upon rule section (k)(2)(ii). All customer transactions are cleared through another broker/dealer (National Financial Services LLC, Sec 8-26740) on a fully disclosed basis.

MMB
MENGEL METZGER BARR & CO. LLP
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING
AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Ensemble Financial Services, Inc.

In planning and performing our audit of the financial statements of Ensemble Financial Services, Inc. (a wholly owned subsidiary of TFA Management, Inc.) (the "Company"), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

100 Chestnut Street | Suite 1200 | Rochester, NY 14604 | P 585.423.1860 | F 585.423.5966 | mengelmetzgerbarr.com
Additional Offices: Elmira, NY • Hornell, NY • An Independent Member of the BDO Seidman Alliance

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the Board of Directors, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mengel, Metzger, Barr & Co. LLP

Rochester, New York
February 25, 2014

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
Ensemble Financial Services, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (From SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Ensemble Financial Services, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Ensemble Financial Services, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Ensemble Financial Services, Inc.'s management is responsible for Ensemble Financial Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and check copies, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including applicable general ledger detail, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

100 Chestnut Street | Suite 1200 | Rochester, NY 14604 | P 585.423.1860 | F 585.423.5966 | mengelmetzgerbarr.com
Additional Offices: Elmira, NY • Hornell, NY • An Independent Member of the BDO Seidman Alliance

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Mengel, Metzger, Barr & Co. LLP

Rochester, New York
February 25, 2014

SIPC-7 (33 REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

035776 FINRA DEC
ENSEMBLE FINANCIAL SERVICES INC 12*12
179 SULLYS TRL STE 200
PITTSFORD NY 14534-4500

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Anna Addario, Controller
(607) 274-7272

2. A. General Assessment (item 2e from page 2) $ 297

B. Less payment made with SIPC-6 filed (exclude interest) (188)
7/24/2013
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 109

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 109

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 109

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Ensemble Financial Services Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 17 day of February, 2014

Anthony L. Gugino, Managing Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2013**
and ending **12/31/2013**

Item No.	**Eliminate cents**
2a. Total revenue (FOCUS Line 12 Part IIA Line 9, Code 4030)	$ 558,888
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	408,871
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	31,338
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —	
Enter the greater of line (i) or (ii)	
Total deductions	440,209
2d. SIPC Net Operating Revenues	$ 118,679
2e. General Assessment @ .0025	$ 297
	(to page 1, line 2.A.)

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